SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                             --------------------

                                 Schedule 14D-9
                     Solicitation /Recommendation Statement
                          under Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                               (Amendment No. ___)
                             --------------------

                       SIMON TRANSPORTATION SERVICES INC.
                           (Name of Subject Company)
                             --------------------

                       SIMON TRANSPORTATION SERVICES INC.
                      (Name of Person(s) Filing Statement)


                      Class A Common Stock, $.01 par value
                      Class B Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   828813105
                      (CUSIP Number of Class of Securities)

                                 Kelle A. Simon
                                    President
                       Simon Transportation Services Inc.
                              5175 West 2100 South
                          West Valley City, Utah 84120
                                 (801) 924-7200
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                               Brian G. Lloyd, Esq.
                       Parr Waddoups Brown Gee & Loveless
                        185 South State Street Suite 1300
                           Salt Lake City, Utah 84111
                                 (801) 532-7840


      |_|  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

           The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Simon Transportation Services Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 5175 West 2100 South, West Valley, City, Utah 84120. The telephone number of the Company's principal executive offices is (801) 924-7200. The classes of equity securities to which this Schedule 14D-9 relates are the Company's Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), and the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"). As of May 23, 2000, there were 5,372,958 shares of Class A Common Stock outstanding and 913,751 shares of Class B Common Stock outstanding.


Item 2.    Identity and Background of Filing Person.

           (a)  Subject Company Information.
                ----------------------------
The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

           (b) Identity and Background of Filing Person. This Statement relates to a tender offer (the "Offer") by Jerry Moyes (the "Offeror") disclosed in a tender offer statement dated May 23, 2000 to purchase all outstanding shares of Class A Common Stock and Class B Common Stock (collectively, the "Shares") at a price of $7.00 per Share. The address of the Offeror as set forth in a Schedule TO dated May 23, 2000 (the "Schedule TO") filed by the Offeror is 2200 South 75th Avenue, Phoenix, Arizona 85043.


Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

           (a) Conflicts of Interest. As of May 23, 2000, Richard D. Simon, Chairman of the Board and Chief Executive Officer of the Company, owned 10,000 shares of Class A Common Stock and 913,751 shares of Class B Common Stock. The Shares owned by Mr. Simon represent approximately 26.2% of the aggregate voting power of the Company. Among other conditions, the Offer is expressly conditioned upon the valid tender prior to the expiration of the Offer of (i) at least a majority of the total voting power of the outstanding Shares and (ii) at least 450,000 shares of Class B Common Stock owned, directly or indirectly, by Mr. Simon. Mr. Simon has indicated that he does not intend to sell any Shares in response to the Offer.

           In addition, as of May 23, 2000, other executive officers and directors of the Company owned, in the aggregate, 357,895 shares of Class A Common Stock, representing approximately 5.1% of the aggregate voting power of the Company. Each such executive officer and director of the Company has indicated that he or she does not intend to sell any shares of Class A Common Stock in response to the Offer.

           (b) Agreements, Arrangements or Understandings with the Offeror. Since approximately August 1999, the Company has been aware of the Offeror's desire to acquire additional Shares. During that period, the Company, the Offeror and Richard D. Simon, the Company's Chairman and Chief Executive Officer, have discussed alternate arrangements whereby the Offeror might acquire some or all of the Shares. The following paragraphs summarize the development of those discussions.

           On October 29, 1999, the Offeror submitted to Mr. Simon an offer to acquire all of the Shares then owned by Mr. Simon and other executive officers and directors of the Company at a price of $7.00 per Share. Following their review of the offer, Mr. Simon and the other executive officers and directors of the Company declined the offer.

           On November 29, 1999, the Offeror submitted to the Company's Board of Directors (the "Board") a proposal to acquire 3,575,000 Shares at a price of $6.80 per Share. The proposal was subject to a number of conditions, including the agreement of Mr. Simon to sell up to 750,000 shares of Class B Common Stock, execution of employment and non-competition agreements by certain executive officers of the Company and the Company's execution of a tender agreement providing, among other things, for the waiver of applicable anti-takeover protections and the resignation of the members of the Board other than Richard
D. Simon. Following an extensive review of the Offeror's proposal, as well as the operations and financial condition of the Company, the Board rejected the proposal. The Board's decision was announced in a press release dated December 7, 1999.

           During the remainder of 1999 and the first several months of 2000, the Offeror pursued further discussions regarding a possible transaction. On March 6, 2000, the Offeror submitted to the Board a proposal to acquire all of the Shares at a price of $7.00 per Share. The proposal was conditioned upon the agreement of Mr. Simon to sell to the Offeror all of his shares of Class B Common Stock or convert his shares of Class B Common Stock into shares of Class A Common Stock, the appointment of the Offeror's nominees to the Board, resignation of the current members of the Board and certain other conditions. Following a thorough review of the proposal, together with a review of the Company's operating and financial position, and in consultation with the
Company's financial and legal advisors, the Board concluded that it needed additional information in order to evaluate the proposal. On March 15, 2000, the Company notified the Offeror that it intended to gather and review additional information, including an independent valuation of the Company, before responding to the proposal. The Company also invited the Offeror to join the Board and work together with existing management to build the Company. The Offeror declined the invitation.

           On April 18,  2000,  the Board met to review  the  pending  proposal, review the additional information gathered by the Company, including an independent business valuation prepared by Houlihan Valuation Advisors ("Houlihan") and evaluate the Company's financial and operating position. At the Board's invitation, the Offeror and his counsel attended the meeting for the purpose of delivering a presentation regarding the pending proposal and responding to questions from the Board. Following an extensive review of the proposal, the Offeror's presentation, the Company's financial and operating information, the Houlihan valuation and a number of other factors considered relevant by the Board, the Board concluded that, although it could not recommend the proposal to the Company's shareholders, it would not take action to prevent the Company's shareholders from considering the proposal. On April 19, 2000, the Company notified the Offeror that it would not stand in the way of the Offeror's efforts to conduct a tender offer for all of the Shares and would be willing to waive applicable anti-takeover statutes in order to enable the Offeror to pursue his interest in acquiring additional Shares. The Company also informed the Offeror that Richard D. Simon and other members of the Board and management would not sell any Shares in response to a tender offer and again invited the Offeror to join the Board. The Offeror again declined the invitation.

           Over the next several weeks, the Company and the Offeror pursued further discussions regarding the proposal, as well as the Offeror's request that the existing members of the Board agree to resign upon the completion of the prospective tender offer. The Offeror also pursued further discussions with Richard D. Simon regarding Mr. Simon's rejection of the Offeror's proposal to purchase Mr. Simon's Shares. In the course of those discussions, in a meeting between the Offeror, Mr. Simon and the executive officers of the Company on May 3, 2000, the Offeror encouraged Mr. Simon and the Company to consider three alternative arrangements: (i) Mr. Simon could convert his shares of Class B Common Stock into shares of Class A Common Stock, thus eliminating the super-voting rights associated with the Class B Common Stock; (ii) Mr. Simon could agree to sell at least one-half of his Shares, thus facilitating the proposed offer; or (iii) the Company could repurchase the Offeror's shares at $8.00 per Share. Mr. Simon and the Company rejected all three alternatives advanced by the Offeror.

           On May 5, 2000, the Board adopted resolutions approving the Offeror as an "interested stockholder" and waiving for a period expiring on August 31, 2000 the applicable anti-takeover and business combination statutes with respect to the Offeror's proposal. The Board's action was taken subject to the occurrence of the following three conditions prior to August 31, 2000: (i) the Offeror and his affiliates would offer to purchase shares of the Class A Common Stock at a price of $7.00 per share; (ii) the tender would be completed and shares of Class A Common Stock would be purchased in accordance with the terms of the tender; and (iii) the Offeror and his affiliates would acquire shares of Class A Common Stock representing in excess of 50% of the aggregate voting power of the Company. The Board's resolutions were delivered to the Offeror on May 8, 2000. Subsequently, on May 22, 2000, in response to Offeror's request, the Company provided to the Offeror certain shareholder information as contemplated by Rule 14d-5 of the Securities Exchange Act of 1934, as amended.

           (c) Agreements with Executive Officers, Directors and Affiliates of the Company. Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors or affiliates are described in the sections entitled "Election of Directors - Meetings and Compensation" and "Certain Transactions" of the Company's Proxy Statement dated January 6, 2000 relating to its Annual Meeting of Shareholders held on February 4, 2000 (the "Proxy Statement"). Such sections of the Proxy Statement are incorporated herein by reference.

           In addition, pursuant to the Company's Stock Incentive Plan, (the "Plan"), the vesting of awards under the Plan may be accelerated upon the occurrence of an "Acquisition." For purposes of the Plan, an "Acquisition" is deemed to occur if any person acquires, other than by merger or consolidation or purchase from the Company, the beneficial ownership of shares of the Company's stock which, when added to any other shares held by the acquirer, represent more than 50% of the votes that are entitled to be cast at meetings of stockholders. As of May 24, 2000, the following executive officers and directors of the Company held options to acquire the following shares of Class A Common Stock under the Plan:

Officer/Director                Exercisable Options        Unexercisable Options

Kelle A. Simon                           69,200                      55,800
A. Lyn Simon                             69,200                      55,800
Richard D. Simon, Jr.                    69,200                      55,800
Sherry S. Bokovoy                        69,200                      55,800
Alban B. Lang                            69,200                      55,800
Gus Paulos                                    0                       1,000
Don Skaggs                                    0                       1,000
Irene Warr                                3,000                       1,000
Total                                   349,000                     282,000

           The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by reference to the pertinent portions of the Plan, which is filed as Exhibit (e)(1) herewith, and is incorporated herein by reference.

           To the knowledge of the Company, there are no other material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company and its affiliates on the one hand and
(i) the Company's executive officers, directors or affiliates or (ii) the Offeror and his affiliates on the other hand.


Item 4.    The Solicitation or Recommendation.

           (a) No Recommendation by the Board of Directors. As described in Item 3 above, at a special meeting of the Board held on April 18, 2000, the Board considered carefully the Company's business, financial condition and prospects, the general terms and conditions of the Offer (as then described to the Board by the Offeror) and other matters, including presentations by the Company's management, the Offeror and the Company's financial and legal advisors. For the reasons described below, the Board unanimously concluded that it would not make any recommendation with respect to the Offer. The Board has declined to express any opinion with respect to the Offer and has elected to remain neutral toward the Offer.

           (b) Reasons for No Recommendation.
               -----------------------------

           In reaching its determination that it would not make any recommendations with respect to the Offer, the Board considered each of the factors listed below and concluded that there are competing arguments with respect to the Offer. Although the Board could not conclude that the Offer was in the best interests of the Company's shareholders, the Board concluded that it would take no position to prevent shareholders from considering the Offer.

           1. Improving Financial Performance. The Board reviewed the Company's financial performance for the second quarter of the 2000 fiscal year. Preliminary information indicated that the Company would report a profit for the quarter (which was subsequently confirmed and reported publicly). Additionally, the Company anticipated that the remaining debt on its facilities would be repaid by August 2000 and would significantly improve the Company's cash flow position. The Company's financial ratios were improving and the market price for the Class A Common Stock had increased. The Board noted that the book value of the Company as of March 31, 2000 was $9.15 per share, and that the Offer of $7.00 per share represented a discount of 23.5% from book value. The Board also noted that the Company's management was pursuing rate increases and had received positive feedback from its customers. Overall, the Board concluded that the Company's financial position was improving and was optimistic that the improvement would continue in coming quarters.

           2. Improved Operations. The Board reviewed the improving operating performance of the Company, as evidenced by improving operating ratios, increased haul lengths, decreased numbers of unseated trucks, increased driver retention, increased mileage on seated trucks and the negotiation of advantageous equipment contracts. Based on its review of the Company's operations, the Board expressed optimism that management of the Company was turning around the Company's operational performance. The Board concluded that the improving operating performance was likely to continue and could result in further improvement in the market price of the Class A Common Stock.

           3. Houlihan Valuation. Houlihan reported to the Board that, following an extensive review of the Company's business, financial position and industry, it had concluded that the price offered by the Offeror might be within an acceptable range of valuation for the Company's shares, but that its review did not take into account the recently improved performance of the Company, which could argue for a higher valuation. Houlihan also advised the Board that the Company was under no financial pressure to sell, that the $7.00 price offered by the Offeror represented a 23.5% discount to book value, that the Company appeared to be turning around its operations and that it might be in the best interests of the Company's shareholders to defer discussions regarding the Offer until the Company realized the benefit of its improving performance.

           4. Advice of Morgan Keegan. The Board reviewed information prepared by Morgan Keegan & Company, Inc. ("Morgan Keegan"), the Company's financial advisor, which reflected the Company's troubled financial performance for eight consecutive quarters. Morgan Keegan also provided to the Board its high opinion of the management skills of the Offeror and its opinion that the Company could succeed under the direction of the Offeror. The Company also referred to materials provided by Morgan Keegan in connection with the March 2000 Board meeting, in which Morgan Keegan concluded that the $7.00 price could be considered acceptable in light of the Company's historical performance, although the estimated price range was viewed by the Board as very broad.

           5. The Offeror's Presentation. The Offeror outlined for the Board his belief that, if he were permitted to acquire additional shares of the Company's stock and control the Board, he could be instrumental in significantly improving the Company's performance. The Board discussed at length the Offeror's presentation, recognized that he is highly regarded in the trucking industry and financial community and reviewed the success that he has achieved in his management of Swift Transportation Co. Inc. The Board also reviewed information provided by the Offeror indicating that the proposed offer of $7.00 per Share was generally consistent with other pending transactions in the trucking industry.

           6. Shareholder Input. The Board considered various conversations with significant shareholders of the Company, including Richard D. Simon. Mr. Simon indicated that he was not willing to sell his Shares at a price of $7.00 per Share, nor was he willing to convert his shares of Class B Common Stock into shares of Class A Common Stock. The Board also considered reports from other significant shareholders who were aware of the Company's continuing discussions with the Offeror. The reports indicated that the Company's shareholders had mixed opinions regarding the prospect of a tender offer, particularly given the Company's improving financial and operating performance. Several shareholders had expressed their confidence in the Company's management and had suggested that the Company extend an offer to the Offeror to join the Board instead of pursuing a tender offer.

           Based upon an extensive review of the factors described above, the Board unanimously agreed that there are arguments for and against the Offer. The Board observed that the financial and operating performance of the Company had improved significantly. It also recognized the skill and experience of the Offeror and concluded that he could be a valuable asset to the Company if he could be persuaded to join the Board and work with it to enhance the Company's growth. The Board also observed that the proposed price of $7.00 per share was within a broad range of acceptable values, but expressed concern that the improved performance of the Company might justify a higher price. Ultimately, the Board concluded that it would take no position with respect to the Offer, but would waive the applicable anti-takeover statutes in order to permit the Company's shareholders to consider the Offer for themselves. In addition, the Board again extended an invitation to the Offeror to join the Board. The Board noted that the Offeror and his group had always endorsed the present management team by joining other shareholders who have overwhelmingly elected the present Board at all annual meetings of shareholders since the Company went public. The Offeror again rejected the offer to join the Board of Directors.

           A letter to the shareholders of the Company dated May 26, 2000 communicating the Board's position with respect to the Offer is filed herewith as Exhibit (a)(2) and is incorporated herein by reference.


Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

           From time to time during the Company's discussions with the Offeror, the Company has consulted with Morgan Keegan, who has acted as the Company's financial adviser since the Company's initial public offering in November 1995. Since April, 2000, the Company has not consulted with Morgan Keegan with respect to the Offer. The Company has not requested that Morgan Keegan provide to the Company a fairness opinion regarding the Offer.

           The Company has entered into an engagement letter with Houlihan, whereby the Company engaged Houlihan to prepare a valuation analysis of the Company in connection with the Board's review of the Offer. Pursuant to the engagement letter, the Company has paid to Houlihan $8,000 in exchange for the preparation of the valuation. The Company has not requested that Houlihan provide a fairness opinion with respect to the Offer.



Item 6.    Interest in Securities of the Subject Company.

           (a) During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals.

           (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present dividend policy or indebtedness or capitalization of the Company

           (b) Except as described in Item 3 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

Item 8.    Additional Information.

           (a) Because the Company is incorporated in the State of Nevada, the provisions of Section 78.411 et seq. ("Combinations with Interested Stockholders") and Section 78.378 ("Acquisition of Controlling Interest") of the Nevada Revised Statutes (the "Nevada Law") by their terms apply to the Company. The following paragraphs provide a summary description of these provisions.

           Section 78.411 et seq. of the Nevada Law (the "Combination with Interested Stockholders Statute") prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A "combination" includes, among other transactions, any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an "interested stockholder" having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of a corporation; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of a corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate of a corporation. A corporation may not engage in a "combination" within three years after the interested stockholder acquired his shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. After the expiration of the three-year period, the business combination may be consummated by the approval of the board of directors before the interested stockholder's date of acquiring shares, or by the approval of a majority of the voting power held by the corporation's disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in, or within three (3) years immediately before, the transaction in which he became an interested stockholder, whichever is higher (as adjusted for interest and dividends); (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher (as adjusted for interest and dividends); or (iii) in the case of consideration to be paid for shares of preferred stock, the highest liquidation value per share for the shares of preferred stock.


           Section  78.378  et seq.  of the  Nevada  Law  (the  "Acquisition  of
Controlling Interest Statute") prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's disinterested stockholders. The Acquisition of Controlling Interest Statute specifies three thresholds: one-fifth or more but less than one-third, one-third or more but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds in an offer or acquisition, those shares acquired within 90 days immediately preceding his becoming an Acquiring Person, and those shares acquired or offered to be acquired in such offer or transaction, become "Control Shares." The Acquiring Person is prohibited from voting the Control Shares until disinterested stockholders restore the right. The Acquisition of Controlling Interest Statute also provides that in the event Control Shares are accorded full voting rights and the Acquiring Person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The board of directors is to notify the dissenting stockholders as soon as practicable after such an event has occurred that they have the right to receive the fair value of their shares. This statute is applicable only to Nevada corporations doing business in the state and that have at least 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada.

           In its May 5, 2000 resolutions, the Board waived the application of the anti-takeover provisions of the Nevada Law to the Offer for a period expiring on August 31, 2000, subject to the conditions described above.

Item 9.    Exhibits.

           (a)(2) Form of Letter to Shareholders dated May 26, 2000

           (a)(5) Press Release dated May 23, 2000

           (e)(1) Stock  Incentive  Plan  (incorporated  by reference to Exhibit
10.3 to the  Company's  Registration  Statement  on Form S-1 dated  November 17,
1995.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     By:    /s/ Richard D. Simon

                                     Title: Chairman and Chief Executive Officer

                                     Date:  May 26, 2000